Mail Stop 3561

August 21, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Timothy C. Clayton,
  Interim Chief Financial Officer
ADESA, INC.
13085 Hamilton Crossing Boulevard
Carmel, Indiana 46032

      Re: ADESA, Inc.
               Form 10-K for the year ended December 31, 2005
               File No. 1-32198

Dear Mr. Clayton:

      We have completed our review of your Form 10-K and have no further comments at this time.

           Sincerely,

           David R. Humphrey
           Branch Chief